Wendell M. Faria, Esq. Partner wendell.faria@dentons.com D +1 202 496 7408	Dentons US LLP 1900 K St NW Washington, DC 20006 United States dentons.com

Wendell Faria

Partner

June 9, 2025

Thankam Varghese, Branch Chief

Brian Szilagyi, Staff Accountant

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-3010

Re:

C1 Fund Inc. (the “Company”)

Registration Statement on Form N-2/A

Filed November 12, 2024, as amended on January 21, 2025, March 7, 2025, April 25, 2025, and May 29, 2025

File Nos.: 333-283139, 811-24002

Dear Ms. Varghese:

We are submitting this letter to supplement one of the responses to our prior letter dated May 29, 2025 (“Prior Response Letter”), in which we set forth our various responses to comments we received from the staff (“Staff”) of the Securities and Exchange Commission (“SEC” or “Commission”) on Amendment No. 3 (“Amendment”) to the Registration Statement on Form N-2 (the “Registration Statement”) for C1 Fund Inc., (the “Company”).

We understand that the Staff may have follow up accounting/valuation comments concerning our response to Comment No. 23 of the Prior Response Letter. In that letter we indicated, in response to the Staff’s question, that the purchase agreements that the Company intends to execute in connection with the purchase of securities of C1 Thirty companies should be treated as unfunded commitment agreements within the meaning of Rule 18f-4(e) under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

We wish to clarify that the Company intends to treat each purchase agreement for the purchase of securities of C1 Thirty companies as an agreement for the purchase of securities on a forward-settling basis, as described in Rule 18f-4(f) under the Investment Company Act. The Company's purchase agreements will provide that approval of the transfer of securities or waiver of the transfer restrictions must be obtained within a specific period of time, within 14 days, which may be extended to a maximum of 30 days from the date of the execution of the purchase agreement. As such, each purchase agreement will settle on a basis that is longer than 1 day from the trade date but no longer than 35 days from this date. In addition, each purchase agreement will provide for the physical delivery of the securities being purchased. Consequently, these purchase agreements will not be treated as forward contracts (included in the definition of “derivatives transaction” in Rule 18f-4(a)), nor as unfunded commitment agreements described in Rule 18f-4(e).

We believe that treating a purchase agreement as one that settles on a forward-settling basis for purposes of Rule 18f-4 is more appropriate and consistent with the discussion of delayed settlement contracts in the release adopting Rule 18f-4. See Investment Company Act Release No. 34084, 85 FR 83162, Use of Derivatives by Registered Investment Companies and Business Development Companies (Dec. 21, 2020) (the “Adopting Release”). In that release, the Commission explained that agreements for the purchase of securities on a forward-settling basis should not be treated as “senior securities” for purposes of Section 18 of the Investment Company Act and, thus, as forward contracts or other contracts covered by Rule 18f-4 because (i) the short period between trade date and settlement date limits the ability of a fund to leverage its portfolio by engaging in these types of transactions, and (ii) the physical delivery of securities upon settlement is not a feature of forward and other similar contracts that are structured and treated as derivatives for purposes of Section 18 of the Investment Company Act. See Adopting Release at text accompanying n. 105.

We believe that the purchase agreements for the acquisition of securities of C1 Thirty companies are agreements for the purchase of securities on a forward-settling basis, as contemplated by Rule 18f-4(f) and, therefore, should not be treated as “senior securities” for purposes of Section 18(a) of the Investment Company Act and the requirements of Rule 18f-4. The maximum 30-day period to settlement will be a term of each purchase agreement, which will be well within the 35-day period the SEC permits for treating the purchase agreement as a forward-settling contract excepted by Rule 18f-4(f). In addition, each purchase agreement will provide for the physical delivery of the securities being purchase upon settlement. The Company will record the securities as owned in its Schedule of Investments only after physical delivery of securities upon settlement. As stated above, C1 Fund’s prospectus will disclose that each agreement for the purchase of common stock will physically settle by delivery of the securities typically within 14 days but, in any event, no later than 30 days after the execution of the purchase agreement. We will also revise the disclosure to provide that if the purchased is not physically settled within 30 days due to a failure to obtain the necessary transfer restriction waivers or consents, then the purchase agreement will automatically terminate, and the Company shall not be obligated to consummate the purchase.

In the foregoing circumstances, we believe that it is appropriate to record ownership of securities that are the subject of a purchase agreement for the acquisition of securities of a C1 Thirty company at the time of settlement.

We note that we are scheduled to discuss additional comments with the Commission’s Accounting staff on June 12, 2025. If you have any questions before then, or if we may be of any assistance before this time, please do not hesitate to contact the undersigned at (202) 640-8259 or wendell.faria@dentons.com, or Brian Lee at (212) 768-6926 or brian.lee@dentons.com.

Very truly yours,

/s/ Wendell M. Faria
Wendell M. Faria, Esq.
Partner